UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 3

Under the Securities Exchange Act of 1934

WESTMOUNTAIN INDEX ADVISOR, INC.
 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 per share
(Title of Class of Securities)

96110W203
(CUSIP Number)

Joseph Zimlich, 262 East Mountain Avenue, Fort Collins, Colorado 80524
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

N/A
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96110W203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BOCO Investment, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,115,000

	8.	Shared Voting Power --

	9.	Sole Dispositive Power 2,115,000

	10.	Shared Dispositive Power --

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,517,115

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.79%

14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. 96110W203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WestMountain Prime, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,517,115

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.79%

14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. 96110W203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pat Stryker Living Trust, dated October 14, 1976

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 7,517,115

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 7,517,115

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,517,115

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.79%

14.	Type of Reporting Person (See Instructions) OO -- Trust

CUSIP No. 96110W203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pat Stryker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 7,517,115

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 7,517,115

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,517,115

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.79%

14.	Type of Reporting Person (See Instructions) IN

The percentage calculations in the foregoing cover pages and as set forth below are based on the total securities of the Issuer, on a fully diluted basis, of 31,604,266 shares, as reported by WestMountain Index Advisor, Inc. for the period ended September 30, 2012 including giving effect to the issuance of 3,102,115 warrants to the Reporting Persons as discussed below.

Item 1.  Security and Issuer.

Title and Class of Equity Securities:	Common Stock, par value $.001 per share of WestMountain Index Advisor, Inc., a Colorado corporation (the “Company”)

Address of Issuer:	262 East Mountain Ave. Fort Collins, Colorado 80524

Item 2.  Identity and Background.

The persons filing this statement (collectively, the “Reporting Persons”) are:

        (a)        BOCO Investments, LLC, a Colorado limited liability company (“BOCO”);

 (b)        WestMountain Prime, LLC, a Colorado limited liability company (“WMP”)

        (c)        Pat Stryker Living Trust, dated October 14, 1976, as amended; and

        (d)         Pat Stryker, a Colorado resident.

BOCO and WMP are Colorado limited liability companies. The principal business of BOCO and WMP is to purchase, hold and sell securities for investment purposes. The controlling member of BOCO and WMP is the Pat Stryker Living Trust, dated October 14, 1976, as amended. The principal purpose of the Pat Stryker Living Trust is to hold securities and other assets for estate planning purposes. The trustee of the Pat Stryker Living Trust is Pat Stryker.

The business address of each of the Reporting Persons is 262 East Mountain Ave., Fort Collins, Colorado 80524.

During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Form is being jointly filed pursuant to Rule 13d-1(k) promulgated pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, by the parties listed above.

Item 3.  Source and Amount of Funds or Other Consideration.

In August, 2010, the Company borrowed $100,000 from BOCO and issued BOCO a convertible promissory note evidencing the debt.  In December, 2010, the Company borrowed $400,000 from BOCO and issued BOCO a convertible promissory note evidencing the debt. On or about February 18, 2011, BOCO was issued 1,000,000 shares of Company common stock in connection with conversion of the entire principal amount of the note plus unpaid interest at $0.50 per share.

On or about February 18, 2011, pursuant to a Subscription Agreement with the Company, BOCO purchased 100,000 shares of Common Stock of the Company for cash at a price of $0.50 per share.

On or about April 22, 2011, the Company issued warrants to purchase 1,100,000 common shares at $0.75 per shares. These warrants expire April 22, 2017. There are no registration requirements.

On or about June 17, 2011, BOCO exercised 1,000,000 warrants to purchase common stock at a price of $0.001 per share and received 1,000,000 common shares.

On or about November 15, 2011, the Company issued warrants to purchase 200,000 common shares at $4.00 per shares. These warrants expire November 15, 2016. There are no registration requirements.

On or about October 1, 2012,  the Company issued warrants to purchase 1,250,000 common shares at $0.25 per share and warrants to purchase 1,852,115 common shares at $1.50 per share; provided, however, that if the Company sells an equity offering at a lower price during the period ended July 31, 2013, the $1.50 per share exercise price of the warrants will be adjusted to the price of such equity offering. These warrants expire October 1, 2017. There are no registration requirements.

On or about October 4, 2012, BOCO purchased 5,000 common shares at $0.97 per share and 10,000 common shares at $1.00 per share in open market transactions.

Item 4.   Purpose of the Transaction.

The Reporting Persons hold the shares of Company Common Stock for investment. The Reporting Persons may, from time to time, acquire more shares of Company Common Stock pursuant to the exercise of the warrants they hold as described in Item 3 above.  In addition, the Reporting Persons may sell shares of Company Common Stock from time to time as they deem advisable and depending on market conditions.   Except as set above, the Reporting Persons do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (b) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

As of September 30, 2012, based upon information provided by the Company, there were 31,604,266 shares and warrants of Common Stock outstanding, on a fully diluted basis, including giving effect to the issuance of 3,102,115 warrants to the Reporting Persons as discussed below.  In connection with the transactions described in Item 3, the Reporting Persons interest in the Common Stock of the Company is as follows:

(a)
BOCO directly owns 2,115,000 common shares and warrants to acquire an additional 4,402,115 common shares. The Reporting Persons beneficially own approximately 23.79% of the Company’s outstanding securities on a fully diluted basis.

(b)
WMP directly owns 1,000,000 shares of Company Common Stock, or approximately 6.0% of the issued and outstanding securities of the Company on a fully diluted basis. WMP was formerly a part of WestMountain Purple, LLC, which owned 2,012,500 but has distributed its shares to members of the limited liability company, leaving WMP with 1,000,000 shares.

(c)
BOCO owns approximately 49.69% of WMP, and indirectly owns approximately 90% of WestMountain Asset Management, Inc., a publicly reporting company under the Securities Exchange Act of 1934.  West Mountain Asset Management, Inc. owns warrants to purchase 918,000 shares of Company Common Stock.  While the Reporting Persons may be deemed to beneficially own some or all of the shares of Company Common Stock owned by West Mountain Asset Management, the Reporting Persons disclaim beneficial ownership in any such shares.

(d)
The controlling member of BOCO and WMP is the Pat Stryker Living Trust, dated October 14, 1976, as amended.  Thus, the Reporting Persons beneficially own 7,517,115 shares of Company Common Stock representing total beneficial ownership of approximately 23.79% of the Company’s outstanding securities. However, as noted in (c) above, the Reporting Persons disclaims beneficial ownership as to the warrants held by WestMountain Asset Management, Inc.

Item 6.  Contracts, Arrangements or Relationships with Respect to the Securities of the Issuer.

None.

Item 7. Exhibits

None

Signatures:

After reasonable Inquiry, and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct, dated October 09, 2012.

BOCO INVESTMENTS, LLC

By: Bohemian Asset Management, Inc. its Manager

/s/ Joseph C. Zimlich
Joseph C. Zimlich, President

WESTMOUNTAIN PRIME, LLC

By: BOCO Investments, LLC, its Sole Member

/s/ Joseph C. Zimlich
Joseph C. Zimlich, President

PAT STRYKER LIVING TRUST

/s/ Pat Stryker
Pat Stryker, Trustee

/s/ Pat Stryker
Pat Stryker, Individually